Filed Pursuant to Rule 433
Registration No. 333-151011

Pricing Term Sheet

May 20, 2008

Chesapeake Energy Corporation

$1,200,000,000 aggregate principal amount of 2.25% Contingent Convertible Senior Notes due 2038

The following information supplements the Preliminary Prospectus Supplement dated May 19, 2008 filed pursuant to Rule 424, Registration Statement No. 333-151011.

Title of Securities:	2.25% Contingent Convertible Senior Notes due 2038

Aggregate Principal Amount Offered:	$1,200,000,000 principal amount

Over-allotment Option:	$180,000,000; 13-day option to cover over-allotments

Price to Public:	100% of principal amount

Net proceeds to Chesapeake Energy Corporation, after underwriters’ discount, but before other offering expenses (assuming no exercise of over-allotment option):	$1,173,000,000

Use of proceeds:	We intend to use the net proceeds from this offering, together with the net proceeds from our pending public offering of senior notes, to fund the redemption of our 7.75% Senior Notes due 2015, to temporarily repay indebtedness outstanding under our revolving bank credit facility and for general corporate purposes

Estimated expenses of notes offering:	$250,000

Interest payment dates:	June 15 and December 15 of each year, commencing December 15, 2008

Record dates:	June 1 and December 1

Maturity:	December 15, 2038

Ranking:	Senior unsecured

Coupon:	2.25%

Principal amount per note:	$1,000

Base Conversion Premium:	50.0%

Last Sale Price (May 20, 2008):	$57.26

Base Conversion Price:	$85.89 Subject to adjustment as set forth in the prospectus supplement

Base Conversion Rate Per Note (approximately):	11.6428 Subject to adjustment as set forth in the prospectus supplement

Incremental Share Factor:	5.8214 Subject to adjustment as set forth in the prospectus supplement

Conversion Contingencies:

- Prior to December 15, 2036, during any calendar quarter subject to 125% Conversion Trigger;

- On or after December 15, 2036, at all times;

- If the average trading price for the notes is less than 95% of the applicable conversion value;

- If the notes are called for redemption; or

- Upon the occurrence of specified corporate transactions

Comparable Yield:	8.00%

Optional Redemption:	On or after December 15, 2018

Repurchase of Notes at Holder’s Option:	December 15, 2018, 2023, 2028 and 2033

Repurchase upon a Fundamental Change:	Holder may require company to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest, if any) up to but not including the date of repurchase, payable in cash

Contingent Interest:	0.50% of the average trading price of the notes, commencing with the six-month period ending June 14, 2019, if the average trading price of the notes equals or exceeds 120% of the principal amount of the notes

Fundamental Change Protection:	Adjustment to the applicable conversion rate upon certain corporate transactions (per attached table)

Joint Book-Running Managers:	Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC.

Senior Co-Managers:	Calyon Securities (USA) Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Greenwich Capital Markets, Inc., Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC.

Co-Managers:	BBVA Securities, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BOSC, Inc., Comerica Securities, Inc., Fortis Securities LLC, Natixis Bleichroeder Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, UMB Financial Services, Inc. and Wedbush Morgan Securities Inc.

Gross Spread (%):	2.25%

Gross Spread per Note:	$22.50

Trade date:	May 20, 2008

Settlement date:	May 27, 2008

CUSIP:	165167 CB1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or emailing dg.prospectus_distribution@bofasecurities.com.

Adjustment to Shares Delivered Upon Conversion Upon Certain Changes of Control

The following table sets forth the increase in the Applicable Conversion Rate, expressed as a number of additional shares to be received per $1,000 principal amount of Notes.

	Stock Price
	$57.26	$65.00	$75.00	$85.89	$95.00	$105.00	$115.00	$125.00	$150.00	$175.00	$200.00	$250.00	$400.00

Effective date

May 20, 2008	5.8214	5.3572	4.9812	4.7677	4.0895	3.5282	3.0784	2.7270	2.0818	1.6529	1.3468	0.9426	0.3858

December 15, 2009	5.8214	5.1295	4.7399	4.5127	3.8726	3.3206	2.8915	2.5518	1.9425	1.5409	1.2563	0.8826	0.3696

December 15, 2010	5.8214	4.9141	4.5012	4.2915	3.6526	3.1063	2.7001	2.3702	1.7965	1.4227	1.1603	0.8178	0.3462

December 15, 2011	5.8214	4.7310	4.3119	4.0936	3.4537	2.9187	2.5271	2.2053	1.6636	1.3147	1.0719	0.7570	0.3225

December 15, 2012	5.8214	4.5314	4.0652	3.8282	3.1825	2.6748	2.2909	1.9902	1.4847	1.1707	0.9563	0.6770	0.2911

December 15, 2013	5.8214	4.3137	3.7879	3.5278	2.8886	2.4006	2.0254	1.7534	1.2920	1.0152	0.8293	0.5758	0.2556

December 15, 2014	5.8214	4.0264	3.4039	3.1110	2.5074	2.0219	1.6728	1.4340	1.0411	0.8158	0.6678	0.4782	0.2121

December 15, 2015	5.8214	3.7995	3.0812	2.7593	2.1369	1.6577	1.3532	1.1331	0.8091	0.6324	0.5193	0.3746	0.1683

December 15, 2016	5.8214	3.7726	2.6585	2.2465	1.5965	1.1639	0.9097	0.7278	0.5131	0.4055	0.3358	0.2454	0.1106

December 15, 2017	5.8214	3.7572	1.9959	1.3704	0.7442	0.4444	0.2880	0.2286	0.1745	0.1438	0.1208	0.0882	0.0396

December 15, 2018	5.8214	3.7418	1.6905	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

In no event will the Applicable Conversion Rate exceed 17.4642 per $1,000 principal amount of Notes, subject to adjustment. No adjustments will be made if share prices is above $400.00 or below $57.26.